STATEMENTS

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	March 31, 2017	December 31, 2016
Assets			
Current Assets			
Cash		$ 4,162	$ 1,257
Restricted Cash		389,436	392,048
Accounts receivable	3	93,232	115,368
Deferred financial assets	14	8,236	—
Other current assets		10,803	6,721
		505,869	515,394
Property, plant and equipment:			
Oil and natural gas properties (full cost method)	4	764,355	726,452
Other capital assets, net	4	11,005	11,978
Property, plant and equipment		775,360	738,430
Goodwill		650,095	651,663
Deferred financial assets	14	8,261	—
Deferred income tax asset	12	700,191	733,363
Total Assets		$ 2,639,776	$ 2,638,850
Liabilities			
Current liabilities			
Accounts payable	6	$ 203,007	$ 184,534
Dividends payable		2,421	2,405
Current portion of long-term debt	7	29,308	29,539
Deferred financial liabilities	14	6,356	28,615
		241,092	245,093
Deferred financial liabilities	14	1,093	12,266
Long-term debt	7	714,691	739,286
Asset retirement obligation	8	155,526	181,700
		871,310	933,252
Total Liabilities		1,112,402	1,178,345
Shareholders' Equity			
Share capital – authorized unlimited common shares, no par value			
Issued and outstanding: March 31, 2017 – 242 million shares			
December 31, 2016 – 240 million shares	13	3,386,946	3,365,962
Paid-in capital		60,919	73,783
Accumulated deficit		(2,263,590)	(2,332,641)
Accumulated other comprehensive income/(loss)		343,099	353,401
		1,527,374	1,460,505
Total Liabilities & Shareholders' Equity		$ 2,639,776	$ 2,638,850
Contingencies	15		
Subsequent event	17		

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

(CDN$ thousands, except per share amounts) unaudited	Note	Three months ended March 31, 2017	2016
Revenues			
Oil and natural gas sales, net of royalties	9	$ 227,816	$ 142,661
Commodity derivative instruments gain/(loss)	14	57,562	13,464
		285,378	156,125
Expenses			
Operating		50,381	72,590
Transportation		29,628	25,718
Production taxes		10,364	7,436
General and administrative	10	23,493	22,453
Depletion, depreciation and accretion		60,580	91,343
Asset impairment	5	—	46,177
Interest		10,141	14,534
Foreign exchange (gain)/loss	11	(3,858)	(54,408)
Gain on divestment of assets	4	—	(145,100)
Gain on prepayment of senior notes	7	—	(7,118)
Other expense/(income)		(485)	(160)
		180,244	73,465
Income/(Loss) before taxes		105,134	82,660
Current income tax expense/(recovery)	12	74	(159)
Deferred income tax expense/(recovery)	12	28,767	256,485
Net Income/(Loss)		$ 76,293	$ (173,666)
Other Comprehensive Income/(Loss)			
Change in cumulative translation adjustment		(10,302)	(66,368)
Other Comprehensive Income/(Loss)		(10,302)	(66,368)
Total Comprehensive Income/(Loss)		$ 65,991	$ (240,034)
Net income/(Loss) per share			
Basic	13	$ 0.32	$ (0.84)
Diluted	13	$ 0.31	$ (0.84)

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Changes in Shareholders' Equity

Three months ended March 31 (CDN$ thousands) unaudited		2017		2016
Share Capital				
Balance, beginning of year	$	3,365,962	$	3,133,524
Share-based compensation – settled		20,984		9,407
Balance, end of period	$	3,386,946	$	3,142,931
Paid-in Capital				
Balance, beginning of year	$	73,783	$	56,176
Share-based compensation – settled		(20,984)		(9,407)
Share-based compensation – non-cash		8,120		3,429
Balance, end of period	$	60,919	$	50,198
Accumulated Deficit				
Balance, beginning of year	$	(2,332,641)	$	(2,694,618)
Net income/(loss)		76,293		(173,666)
Dividends		(7,242)		(14,464)
Balance, end of period	$	(2,263,590)	$	(2,882,748)
Accumulated Other Comprehensive Income/(Loss)				
Balance, beginning of year	$	353,401	$	402,672
Change in cumulative translation adjustment		(10,302)		(66,368)
Balance, end of period	$	343,099	$	336,304
Total Shareholders' Equity	$	1,527,374	$	646,685

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Cash Flows

| (CDN$ thousands) unaudited | Note | Three months ended March 31, | |
		2017	2016
Operating Activities			
Net income/(loss)		$ 76,293	$ (173,666)
Non-cash items add/(deduct):			
Depletion, depreciation and accretion		60,580	91,343
Asset impairment		—	46,177
Changes in fair value of derivative instruments	14	(49,929)	26,335
Deferred income tax expense/(recovery)	12	28,767	256,485
Foreign exchange (gain)/loss on debt and working capital	11	(3,911)	(56,158)
Share-based compensation	13	8,120	3,429
Gain on divestment of assets	4	—	(145,100)
Gain on prepayment of senior notes	7	—	(7,118)
Asset retirement obligation expenditures	8	(2,541)	(2,454)
Changes in non-cash operating working capital	16	10,544	30,474
Cash flow from/(used in) operating activities		127,923	69,747
Financing Activities			
Cash dividends		(7,242)	(14,464)
Increase/(decrease) in bank credit facility		(19,229)	70,849
Proceeds/(repayment) of senior notes	7	—	(226,029)
Changes in non-cash financing working capital		16	(4,125)
Cash flow from/(used in) financing activities		(26,455)	(173,769)
Investing Activities			
Capital and office expenditures		(120,493)	(43,292)
Property and land acquisitions		(2,536)	(3,554)
Property divestments	4	(899)	187,768
Decrease/(increase) in restricted cash		2,612	—
Changes in non-cash investing working capital		26,322	(42,125)
Cash flow from/(used in) investing activities		(94,994)	98,797
Effect of exchange rate changes on cash		(3,569)	(992)
Change in cash		2,905	(6,217)
Cash, beginning of period		1,257	7,498
Cash, end of period		$ 4,162	$ 1,281

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

NOTES

Notes to Condensed Consolidated Financial Statements

(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("The Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on May 5, 2017.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three months ended March 31, 2017 and the 2016 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2016. There are no differences in the use of estimates or judgments between these interim Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2016.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

3) ACCOUNTS RECEIVABLE

($ thousands)	March 31, 2017	December 31, 2016
Accrued receivables	$ 72,112	$ 83,774
Accounts receivable – trade	22,824	33,305
Current income tax receivable	1,560	1,564
Allowance for doubtful accounts	(3,264)	(3,275)
Total accounts receivable, net of allowance for doubtful accounts	$ 93,232	$ 115,368

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As of March 31, 2017 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties	$ 13,620,458	$ (12,856,103)	$ 764,355
Other capital assets	106,078	(95,073)	11,005
Total PP&E	$ 13,726,536	$ (12,951,176)	$ 775,360

As of December 31, 2016 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties	$ 13,567,390	$ (12,840,938)	$ 726,452
Other capital assets	106,070	(94,092)	11,978
Total PP&E	$ 13,673,460	$ (12,935,030)	$ 738,430

Under full cost accounting rules, divestitures of oil and gas properties are generally accounted for as adjustments to capitalized costs, with no recognition of a gain or loss. However, if not recognizing a gain or loss on the transaction would have otherwise significantly altered the relationship between a cost centre's capitalized costs and proved reserves, then a gain or loss must be recognized.

No gains were recognized on dispositions of oil and gas properties for the three months ended March 31, 2017. For the three months ended March 31, 2016, Enerplus disposed of certain Canadian properties for proceeds of $181.8 million, which resulted in a gain on disposition of $145.1 million.

5) ASSET IMPAIRMENT

| ($ thousands) | Three months ended March 31, | |
	2017	2016
Oil and natural gas properties:		
Canada cost centre	$ —	$ —
U.S. cost centre	—	46,177
Impairment expense	$ —	$ 46,177

With increases in the 12-month average trailing crude oil and natural gas prices, there was no impairment recorded in 2017. The impairment for the three months ended March 31, 2016 was due to lower 12-month average trailing crude oil and natural gas prices.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' ceiling tests from March 31, 2016 through March 31, 2017:

Period	WTI Crude Oil US$/bbl	Exchange Rate US$/CDN$	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	AECO Natural Gas Spot CDN$/Mcf
Q1 2017	$ 47.61	1.31	$ 58.02	$ 2.77	$ 2.41
Q4 2016	42.75	1.32	52.26	2.49	2.17
Q3 2016	41.68	1.32	51.17	2.27	2.06
Q2 2016	43.12	1.32	53.16	2.25	2.14
Q1 2016	46.26	1.31	56.97	2.41	2.47

6) ACCOUNTS PAYABLE

($ thousands)	March 31, 2017	December 31, 2016
Accrued payables	$ 118,379	$ 104,816
Accounts payable - trade	84,628	79,718
Total accounts payable	$ 203,007	$ 184,534

7) DEBT

($ thousands)	March 31, 2017	December 31, 2016
Current:		
Senior notes	$ 29,308	$ 29,539
	29,308	29,539
Long-term:		
Bank credit facility	$ 3,997	$ 23,226
Senior notes	710,694	716,060
	714,691	739,286
Total debt	$ 743,999	$ 768,825

The terms and rates of the Company's outstanding senior notes are provided below:

Issue Date	Interest Payment Dates	Principal Repayment	Coupon Rate	Original Principal ($ thousands)	Remaining Principal ($ thousands)	CDN$ Carrying Value ($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$ 139,820
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	26,644
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$298,000	396,996
June 18, 2009	June 18 and Dec 18	5 equal annual installments beginning June 18, 2017	7.97%	US$225,000	US$110,000	146,542
					Total carrying value	$ 740,002
					Current portion	29,308
					Long-term portion	$ 710,694

For the period ended March 31, 2017, there were no senior note repurchases. For the period ended March 31, 2016 Enerplus repurchased US$172 million in outstanding senior notes at a discount, resulting in a gain of $7.1 million, for a total payment of $226.0 million.

8) ASSET RETIREMENT OBLIGATION

Enerplus has estimated the present value of its asset retirement obligation to be $155.5 million at March 31, 2017 compared to $181.7 million at December 31, 2016 based on a total undiscounted liability of $414.2 million and $452.1 million, respectively. The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.84% (December 31, 2016 – 5.86%).

($ thousands)	Three months ended March 31, 2017	Year ended December 31, 2016
Balance, beginning of year	$ 181,700	$ 206,359
Change in estimates	(1,164)	5,496
Property acquisitions and development activity	314	3,003
Dispositions	(25,050)	(35,635)
Settlements	(2,541)	(8,390)
Accretion expense	2,267	10,867
Balance, end of period	$ 155,526	$ 181,700

9) OIL AND NATURAL GAS SALES

($ thousands)	Three months ended March 31,	
	2017	2016
Oil and natural gas sales	$ 277,745	$ 170,423
Royalties[1]	(49,929)	(27,762)
Oil and natural gas sales, net of royalties	$ 227,816	$ 142,661

(1) Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).

10) GENERAL AND ADMINISTRATIVE EXPENSE

($ thousands)	Three months ended March 31,	
	2017	2016
General and administrative expense	$ 14,271	$ 18,426
Share-based compensation expense	9,222	4,027
General and administrative expense	$ 23,493	$ 22,453

11) FOREIGN EXCHANGE

	Three months ended March 31,	
($ thousands)	**2017**	**2016**
Realized:		
Foreign exchange (gain)/loss	$ 53	$ 1,750
Unrealized:		
Translation of U.S. dollar debt and working capital (gain)/loss	(3,911)	(56,158)
Foreign exchange (gain)/loss	$ (3,858)	$ (54,408)

12) INCOME TAXES

Enerplus' provision for income tax is as follows:

	Three months ended March 31,	
($ thousands)	**2017**	**2016**
Current tax expense/(recovery)		
Canada	$ —	$ (303)
United States	74	144
Current tax expense/(recovery)	74	(159)
Deferred tax expense/(recovery)		
Canada	$ 13,619	$ 12,846
United States	15,148	243,639
Deferred tax expense/(recovery)	28,767	256,485
Income tax expense/(recovery)	$ 28,841	$ 256,326

The difference between expected income taxes based on the statutory income tax rate and the effective income tax rate for the current and prior period is impacted by the following: expected annual earnings, recognition or reversal of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, non-taxable portions of capital gains and losses, and non-deductible share-based compensation. As at March 31, 2017 Enerplus' total valuation allowance was $347.1 million (December 31, 2016 - $347.9 million).

13) SHAREHOLDERS' EQUITY

a) Share Capital

	Three months ended March 31, 2017		Year ended December 31, 2016	
Authorized unlimited number of common shares issued: (thousands)	**Shares**	**Amount**	**Shares**	**Amount**
Balance, beginning of year	240,483	$ 3,365,962	206,539	$ 3,133,524
Issued for cash:				
Issue of shares	—	—	33,350	230,115
Share issue costs (net of tax of $2,621)	—	—	—	(7,084)
Non-cash:				
Share-based compensation – settled	1,646	20,984	594	9,407
Balance, end of period	242,129	$ 3,386,946	240,483	$ 3,365,962

Dividends declared to shareholders for the three months ended March 31, 2017 was $7.2 million (2016 - $14.5 million).

On May 31, 2016, Enerplus issued 33,350,000 common shares at a price of $6.90 per share for gross proceeds of $230,115,000 ($220,410,400, net of issue costs before tax).

b) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

($ thousands)	Three months ended March 31,	
	2017	**2016**
Cash:		
Long-term incentive plans expense	$ 155	$ 733
Non-cash:		
Long-term incentive plans and stock option expense	8,120	3,429
Equity swap (gain)/loss	947	(135)
Share-based compensation expense	$ 9,222	$ 4,027

i) Long-term Incentive ("LTI") Plans

In 2014, the Performance Share Unit ("PSU") and Restricted Share Unit ("RSU") plans were amended such that grants under the plans are settled through the issuance of treasury shares. The amendment was effective beginning with our grant in March of 2014 and any prior grants were settled in cash. The final cash-settled PSU and RSU grants were settled in December, 2015 and March, 2016, respectively. The Company's Director Share Units ("DSU") continue to be granted as cash-settled awards.

The following table summarizes the PSU, RSU and DSU activity for the three months ended March 31, 2017:

For the three months ended March 31, 2017	Cash-settled LTI plans	Equity-settled LTI plans		Total
(thousands of units)	**DSU**	**PSU**	**RSU**	
Balance, beginning of year	306	2,442	2,698	5,446
Granted	59	814	805	1,678
Vested	—	(528)	(1,118)	(1,646)
Forfeited	—	—	(41)	(41)
Balance, end of period	365	2,728	2,344	5,437

Cash-settled LTI Plans

For the three months ended March 31, 2017, the Company recorded cash share-based compensation of $0.2 million (March 31, 2016 - expense of $0.7 million). For the three months ended March 31, 2017 the Company made cash payments of $0.1 million related to its cash-settled plans (March 31, 2016 - $2.7 million).

As of March 31, 2017, a liability of $3.9 million (December 31, 2016 - $3.9 million) with respect to the DSU plan has been recorded to Accounts Payable on the Consolidated Balance Sheets.

Equity-settled LTI Plans

For the three months ended March 31, 2017 the Company recorded non-cash share-based compensation expense of $8.1 million (2016 – $3.4 million).

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At March 31, 2017 ($ thousands, except for years)	PSU[1]	RSU	Total
Cumulative recognized share-based compensation expense	$ 18,657	$ 7,295	$ 25,952
Unrecognized share-based compensation expense	16,900	11,374	28,274
Fair value	$ 35,557	$ 18,669	$ 54,226
Weighted-average remaining contractual term (years)	1.9	1.7	

(1) Includes estimated performance multipliers.

ii) Stock Option Plan

The Company suspended the issuance of stock options in 2014. At March 31, 2017 all stock options are fully vested and any related non-cash share-based compensation expense has been fully recognized.

The following table summarizes the stock option plan activity for the period ended March 31, 2017:

Period ended March 31, 2017	Number of Options (thousands)	Weighted Average Exercise Price
Options outstanding, beginning of year	5,900	$ 18.29
Forfeited	(29)	18.68
Options outstanding, end of period	5,871	$ 18.29
Options exercisable, end of period	5,871	$ 18.29

At March 31, 2017, Enerplus had 5,870,740 options that were exercisable at a weighted average reduced exercise price of $18.29 with a weighted average remaining contractual term of 2.3 years, giving an aggregate intrinsic value of nil (2016 – 3.3 years and nil). The intrinsic value of options exercised for the three months ended March 31, 2017 was nil (March 31, 2016 – nil).

c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	Three months ended March 31,	
	2017	2016
Net income/(loss)	$ 76,293	$ (173,666)
Weighted average shares outstanding – Basic	241,285	206,716
Dilutive impact of share-based compensation[1]	5,073	—
Weighted average shares outstanding – Diluted	246,358	206,716
Net income/(loss) per share		
Basic	$ 0.32	$ (0.84)
Diluted[1]	$ 0.31	$ (0.84)

(1) For the three months ended March 31, 2016 the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

14) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At March 31, 2017 the carrying value of cash, restricted cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments.

At March 31, 2017 senior notes had a carrying value of $740.0 million and a fair value of $766.6 million (December 31, 2016 - $746.0 million and $771.0 million, respectively).

There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The deferred financial assets and liabilities on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three months ended March 31, 2017 and 2016:

Gain/(Loss) ($ thousands)	Three months ended March 31,			Income Statement Presentation
	2017	2016		
Electricity Swaps	$ (117)	$ (308)		Operating expense
Equity Swaps	(947)	135		General and administrative expense
Commodity Derivative Instruments:				
Oil	44,358	(31,276)		Commodity derivative
Gas	6,635	5,114		instruments
Total	$ 49,929	$ (26,335)		

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

($ thousands)	Three months ended March 31,	
	2017	2016
Change in fair value gain/(loss)	$ 50,993	$ (26,162)
Net realized cash gain/(loss)	6,569	39,626
Commodity derivative instruments gain/(loss)	$ 57,562	$ 13,464

The following table summarizes the fair values at the respective period ends:

($ thousands)	March 31, 2017				December 31, 2016	
	Assets		Liabilities		Liabilities	
	Current	Long-term	Current	Long-term	Current	Long-term
Electricity Swaps	$ —	$ —	$ 758	$ —	$ 641	$ —
Equity Swaps	—	—	1,789	1,093	1,044	891
Commodity Derivative Instruments:						
Oil	8,236	8,261	980	—	17,466	11,375
Gas	—	—	2,829	—	9,464	—
Total	$ 8,236	$ 8,261	$ 6,356	$ 1,093	$ 28,615	$ 12,266

c) Risk Management

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize the Corporation's price risk management positions at May 4, 2017:

Crude Oil Instruments:

Instrument Type[1]	bbls/day	US$/bbl
Apr 1, 2017 – May 31, 2017		
WTI Swap	2,000	53.50
WTI Purchased Put	14,000	50.29
WTI Sold Call	14,000	61.14
WTI Sold Put	14,000	38.94
WCS Differential Swap	2,000	(14.75)
Jun 1, 2017 – Jun 30, 2017		
WTI Swap	2,000	53.50
WTI Purchased Put	14,000	50.29
WTI Sold Call	14,000	61.14
WTI Sold Put	14,000	38.94
WCS Differential Swap	3,000	(14.45)
Jul 1, 2017 – Dec 31, 2017		
WTI Swap	2,000	53.50
WTI Purchased Put	18,000	50.61
WTI Sold Call	18,000	60.33
WTI Sold Put	18,000	39.62
WCS Differential Swap	3,000	(14.45)
Jan 1, 2018 – Dec 31, 2018		
WTI Swap	3,000	53.73
WTI Purchased Put	9,500	54.00
WTI Sold Call	9,500	63.09
WTI Sold Put	9,500	43.13
Jan 1, 2019 – Mar 31, 2019		
WTI Swap	3,000	53.73
WTI Purchased Put	1,000	56.00
WTI Sold Call	1,000	70.00
WTI Sold Put	1,000	45.00
Apr 1, 2019 – Dec 31, 2019		
WTI Purchased Put	4,000	54.69
WTI Sold Call	4,000	66.18
WTI Sold Put	4,000	43.75

(1) Transactions with a common term have been aggregated and presented at a weighted average price/bbl.

Natural Gas Instruments:

Instrument Type[1]	MMcf/day	US$/Mcf
Apr 1, 2017 – Dec 31, 2017		
NYMEX Purchased Put	50.0	2.75
NYMEX Sold Call	50.0	3.41
NYMEX Sold Put	50.0	2.06

(1) Transactions with a common term have been aggregated and presented at a weighted average price/Mcf.

Electricity Instruments:

Instrument Type	MWh	CDN$/Mwh
Apr 1, 2017 – Dec 31, 2017		
AESO Power Swap[1]	6.0	44.38

(1) Alberta Electrical System Operator ("AESO") fixed pricing.

Physical Contracts:

Instrument Type	MMcf/day	US$/Mcf
Purchases:		
Apr 1, 2017 – Jun 30, 2017 AECO-NYMEX Basis	35.0	(1.16)
Jul 1, 2017 – Oct 31, 2017 AECO-NYMEX Basis	10.0	(1.17)
Sales:		
Apr 1, 2017 – Jun 30, 2017 AECO-NYMEX Basis	35.0	(0.66)
Jul 1, 2017 – Oct 31, 2017 AECO-NYMEX Basis	35.0	(0.66)
Nov 1, 2017 – Oct 31, 2018 AECO-NYMEX Basis	35.0	(0.66)
Nov 1, 2018 – Oct 31, 2019 AECO-NYMEX Basis	35.0	(0.64)

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, and U.S. dollar denominated senior notes and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives. At March 31, 2017 Enerplus did not have any foreign exchange derivatives outstanding.

Interest Rate Risk:

As of March 31, 2017 almost all of Enerplus' debt was based on fixed interest rates, and Enerplus had no interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 13. Enerplus has entered into various equity swaps maturing between 2017 and 2018 and has effectively fixed the future settlement cost on 470,000 shares at weighted average price of $16.89 per share.

ii)   Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At March 31, 2017 approximately 62% of Enerplus' marketing receivables were with companies considered investment grade.

At March 31, 2017 approximately $3.4 million or 4% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectable the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at March 31, 2017 was $3.3 million (December 31, 2016 - $3.3 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash and restricted cash) and shareholders' capital. Enerplus' objective is to provide adequate short and long term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

At March 31, 2017 Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

15) CONTINGENCIES

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

16) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

		Three months ended March 31,		
($ thousands)		2017		2016
Accounts receivable	$	21,672	$	61,077
Other current assets		(4,311)		3,331
Accounts payable		(6,817)		(33,934)
	$	10,544	$	30,474

b) Other

		Three months ended March 31,		
($ thousands)		2017		2016
Income taxes paid/(received)	$	65	$	(1,924)
Interest paid	$	3,644	$	9,806

17) SUBSEQUENT EVENT

Subsequent to March 31, 2017, Enerplus closed the divestment of certain non-core Canadian assets for proceeds of approximately $60.8 million, after closing adjustments.